UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of March 2024
Commission File Number: 001-40850

Exscientia plc
(Translation of registrant’s name into English)

The Schrödinger Building
Oxford Science Park
Oxford OX4 4GE
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒  Form 20-F    ☐  Form 40-F

OTHER EVENTS

On March 21, 2024, Exscientia plc (the “Company”) issued a press release announcing its fourth quarter and full year 2023 financial results, in addition to recent advancements in the Company’s pipeline, collaborations and operations.

The press release is attached as Exhibit 99.1 and is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated March 21, 2024, Exscientia Business and Financial Update for the Full Year 2023

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXSCIENTIA PLC

Date:	March 21, 2024	By:	/s/ David Hallett
			Name:	David Hallett
			Title:	Interim Chief Executive Officer